724138

3-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02029575

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2002

MAR 27 2002

ELBIT LTD.

(Translation of Registrant's Name into English)

P.O. Box 286, Shefayim, Israel 60990
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the Registrant's press release dated March 25, 2002 announcing the Registrant's financial results for the year and quarter ended December 31, 2001.

Attached hereto as Exhibit 2 and incorporated by reference herein is a copy of the Registrant's press release dated March 25, 2002 with respect to the announcement by the Registrant's affiliate, Partner Communications Company Ltd. ("Partner"), of a postponement of the date of the first payment due to Bank Hapoalim under Partner's $750 million credit facility, until April 30, 2002.

Attached hereto as Exhibit 3 and incorporated by reference herein are the Registrant's financial statements for the year and quarter ended December 31, 2001.

Attached hereto as Exhibit 4 and incorporated by reference herein is the following exhibit to the Registrant's financial statements for the year ended December 31, 2001: Letter dated March 24, 2002 from the Registrant to the Securities and Exchange Commission ("SEC") in connection with certain representations made by Arthur Andersen to the Registrant with respect to the audit of the Registrant's financial statements for the year ended December 31, 2001.

Attached hereto as Exhibit 5 and incorporated by reference herein is the Registrant's Management Report regarding the Registrant's Business as of December 31, 2001.

Attached hereto as Exhibit 6 and incorporated by reference herein is the following exhibit to the Registrant's amended annual report on Form 20-F/A for the year ended December 31, 2000, filed with the SEC on March 15, 2002: Letter dated March 24, 2002 from the Registrant to the SEC in connection with certain representations made by Arthur Andersen to the Registrant with respect to the audit of the Registrant's financial statements included in such amended annual report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT LTD.
(Registrant)

By: ______________________
Name: Peter Kirshen
Title: General Counsel and Corporate Secretary

Dated: March 26, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated March 25, 2002 relating to the Registrant's financial results for the year and quarter ended December 31, 2001.
2.	Press release dated March 25, 2002 relating to Partner Communications Company Ltd.
3.	The Registrant's financial statements for the year and quarter ended December 31, 2001.
4.	Exhibit to the Registrant's financial statements for the year ended December 31, 2001: Letter dated March 24, 2002 from the Registrant to the SEC in connection with certain representations made by Arthur Andersen to the Registrant with respect to the audit of the Registrant's financial statements for the year ended December 31, 2001.
5.	The Registrant's Management Report regarding the Registrant's Business as of December 31, 2001.
6.	Exhibit to the Registrant's amended annual report on Form 20-F/A for the year ended December 31, 2000, filed with the SEC on March 15, 2002: Letter dated March 24, 2002 from the Registrant to the SEC in connection with certain representations made by Arthur Andersen to the Registrant with respect to the audit of the Registrant's financial statements included in such amended annual report.

EXHIBIT 1

Monday March 25, 3:52 am Eastern Time

Press Release

SOURCE: Elbit Ltd.

Elbit Announces 2001 Fourth Quarter and Year End Financial Results

SHEFAYIM, Israel, March 25 /PRNewswire-FirstCall/ -- Elbit Ltd. (the ``Company'') (Nasdaq: ELBT - news), announced today financial results for the year end and quarter ended December 31, 2001.

The Company's consolidated revenues for the fourth quarter of the year 2001 were about $0.4 million as compared to zero during the same period of 2000. The Company's consolidated revenues for the year ended December 31, 2001 were about $1.0 million compared to about $3.0 million in 2000.

The Company's consolidated net loss for the fourth quarter of the year 2001 was about $18.6 million compared to a loss of about $10.3 million during the same period of 2000. The Company's net loss for the year ended December 31, 2001 was $30.6 million, compared to a net profit of $40.4 million in 2000. The Company's results for the fourth quarter were mainly affected by the following items:

-- The Company recorded a write-off of approximately $6.3 million resulting from the cessation of operations of Cell Data Ltd., in which the Company held a 14.29% interest, and from the recognition of the impairment of intangibles by certain subsidiaries of the Company. Approximately $3.6 million of the write-off is attributable to the cessation of the operations of Cell Data Ltd., which was previously announced by the Company on January 21, 2002.

-- A permanent impairment of approximately $2.3 million net of tax resulting from a decrease in the market value of shares of Cisco Systems, Inc. held by the Company.

-- The provision for severance pay to the Company's former President and CEO in the sum of $1.3 million.

-- The provision and fees paid to professional advisors and investment bankers engaged by the Company in connection with the proposed merger with Elron Electronic Industries Ltd., in the amount of approximately $0.7 million.

The Company's net loss per share, for the fourth quarter of the year 2001, amounted to $0.83 per share compared to a loss of $0.46 per share for the same period in 2000. The Company's net loss per share in 2001 amounted to $1.37 per share compared to a profit of $1.82 per share in 2000.

Commenting on the results, Tal Raz, CFO and acting President and CEO of the Company, said: ``Although the general slowdown in world economy and the reduction in spending on technology products has affected our results, Elbit's management's close involvement in the operations of its portfolio companies and their continued investment in research and development is aimed to ensure their operational, commercial, technological and financial success. The Company believes that such involvement, as well as the merger with Elron and Partner's successful contribution to the Company's valuation, will have a positive effect on Elbit's future and will contribute to maximizing shareholder value."

About Elbit Limited

Elbit creates value by developing added value services for tomorrow's e-business market. Elbit has a shareholding (12.3%) in Partner (Nasdaq: PTNR - news), the first cellular operator in Israel using GSM technology. Company growth is based on strategic investments. Elbit develops e-business solutions by incubating technology start-ups, providing them with comprehensive management and strategic marketing capabilities. The following are several of its key investments. Cellenium develops, markets and operates m-commerce patent-pending technologies and solutions, enabling all cellular subscribers to securely use their existing handsets for everyday payments. Elbit Vflash is engaged in direct marketing over the Internet utilizing a proprietary, non-intrusive, personalized, e-messaging technology known as ``vflash messenger." Dealigence is developing patent-pending technology for corporate commerce sites and electronic marketplaces that will allow traders to better match and negotiate their transactions by taking into account a large number of parameters and by preference matching. ICC has developed a platform enabling streamlined purchasing, distribution and payments. Utilizing advanced e-business tools to provide an optimal solution for every stage of the purchasing and supply chain process, ICC enables companies with decentralized operations and diversified systems to consolidate their procurement processes. A complete e-purchasing system can be achieved without changing existing systems or making additional investments. |starkey|NET is developing a complete solution to enable a person to operate computerized software applications in the new e-business era using natural language, personal customized assistants personified in real-time 3D animated characters and dialogue generating software. Textology utilizes technology that will enable organizations to manage diverse unstructured information. Its products will provide an integrated platform for automatic text categorization, natural language search and data retrieval and high-quality personalization. CellAct provides universal mobile messaging connectivity to content providers who want to distribute content and interactive applications to a variety of customers and communities. AdreAct develops and markets products for interactive communication over cellular telephones between a number of advertising channels and the final customer.

FORWARD LOOKING STATEMENTS IN THIS RELEASE WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS.

For further information, please contact Tal Raz, Acting President and CEO, CFO of Elbit Ltd., 972-9-9704-111, or fax, 972-9-9704-200, raz@elbitcom.co.il.

ELBIT LTD.
Consolidated Statement of Income
(U.S. dollars, in millions, except per share data)

	For the Year Ended December 31 (Audited)	
	2001	2000
Revenues	1.0	3.0
Gross Profit	0.5	0.4
Operating Loss from Continuing Operations	(21.1)	(12.4)
Other Income (Expenses), net	(11.6)	90.9
Profit (Loss) Before Provision for Taxes	(30.3)	81.1
Net Profit (Loss)	(30.6)	40.4
Profit (Loss) Per Share	(1.37)	1.82

ELBIT LTD.
Consolidated Balance Sheet
(U.S. dollars, in millions)

	December 31, (Audited) 2001	December 31, (Audited) 2000
ASSETS		
Current Assets	30.1	117.9
Investments and Long-Term Receivables	163.7	148.0
Property, Plant and Equipment, net	7.3	7.9
Other Assets, net	8.3	2.8
Total Assets	209.4	276.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	9.8	37.4
Long-Term Liabilities	57.4	49.4
Minority Interests	0.1	6.0
Equity	142.1	183.8
Total Liabilities and Shareholders' Equity	209.4	276.6

SOURCE: Elbit Ltd.

EXHIBIT 2

Monday March 25, 3:34 am Eastern Time

Press Release

SOURCE: Elbit Ltd.

Elbit Ltd. Announces Postponement of Partner Communications' First Payment Due Bank Hapoalim

SHEFAYIM, Israel, March 25 /PRNewswire-FirstCall/ -- Elbit Ltd. (NASDAQ: ELBT - news) today announced that its 12.4%-held affiliate, Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) (``Partner"), has announced that the date for Partner's repayment of approximately US$ 96 million to Bank Hapoalim under its US$ 750 million credit facility has been postponed until April 30, 2002, with the consent of the Bank of Israel.

CONTACT: Tal Raz, Acting President and CEO, CFO
Elbit Ltd.
Tel: (972)-9-9704-111
Fax: (972)-9-9704-200
E-mail: raz@elbitcom.co.il

SOURCE: Elbit Ltd.

EXHIBIT 3

ELBIT LTD.

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2001

ELBIT LTD.

CONTENTS

	Page
REPORT OF INDEPENDENT PUBLIC ACCONTANTS	2
CONSOLIDATED FINANCIAL STATEMENTS	
Consolidated Balance Sheets	3 - 4
Consolidated Statements of operations	5
Consolidated Statements of Shareholders' Equity and Comprehensive Income	6 - 7
Consolidated Statements of Cash Flows	8 - 9
Notes to the Consolidated Financial Statements	10 - 46

# # # # # # #

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ELBIT LTD.:

We have audited the accompanying consolidated balance sheets of ELBIT LTD. (the "Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of affiliated companies, the investments in which, accounted for by the equity method amounted to $2,663,000 at December 31, 2000 and for which the Company's equity in their losses amounted to $1,799,000 and $163,000 for the year ended December 31, 2000 and 1999. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these affiliates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel including those prescribed by the Auditor's (Mode of Performance) Regulations (Israel), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States (as to reconciliation to accounting principles generally accepted in Israel - see Note 27).

Luboshitz Kasierer
Arthur Andersen

Haifa, March 24, 2002

ELBIT LTD.

CONSOLIDATED BALANCE SHEETS

In thousands of U.S. dollars)

	Note	December 31 2001	2000 (*)
CURRENT ASSETS			
Cash and cash equivalents	(3)	23,703	90,652
Deposits with banks and others		157	5,666
Marketable securities		3,299	8,720
Related party receivable		1,306	3,178
Accounts receivables - trade, net	(4)	64	1,507
Other receivables and prepaid expenses	(5)	1,603	2,259
Inventories	(6)	25	5,897
Total current assets		30,157	117,879
INVESTMENTS AND LONG-TERM RECEIVABLES			
Affiliated companies and other investments	(7)	7,201	13,415
Available - for - sale securities	(8)	152,620	130,056
Deposits and loans		1,889	1,709
Receivables		-	246
Deposits for severance pay	(14)	1,953	2,546
		163,663	147,972
PROPERTY, PLANT AND EQUIPMENT	(9)		
Cost		12,627	13,850
Less - accumulated depreciation		5,280	5,950
		7,347	7,900
OTHER ASSETS, NET	(11)	8,264	2,810
		209,431	276,561

(*) Reclassified

The accompanying notes form an integral part of these consolidated financial statements.

ELBIT LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Note	December 31 2001	December 31 2000 (*)
CURRENT LIABILITIES			
Loans and short-term credit		-	1,508
Account payable-trade		1,099	1,798
Other payables and accrued expenses	(12)	8,759	34,063
Total current liabilities		9,858	37,369
LONG-TERM LIABILITIES			
Long-term debt		802	-
Deferred income tax	(15)	54,502	46,802
Employee termination obligations	(14)	2,127	2,544
		57,431	49,346
CONTINGENT LIABILITIES AND COMMITMENTS	(13,16)		
MINORITY INTEREST		91	6,028
SHAREHOLDERS' EQUITY			
Share capital			
Ordinary shares of NIS 0.003 par value:			
Authorized - 50,000,000 shares;			
Issued and paid up - 22,297,441 shares;			
(2000 - 22,178,941 shares)		11,189	11,189
Additional paid-in capital		55,382	54,918
Accumulated other comprehensive income		96,891	83,387
Retained earnings (deficit)		(21,411)	34,324
		142,051	183,818
		209,431	276,561

(*) Reclassified

The accompanying notes form an integral part of these consolidated financial statements.

ELBIT LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for per share amounts)

	Note	For the year ended December 31 2001	2000(*)	1999(*)
SALES	(18)	1,000	3,011	3,054
COST OF SALES	(19)	501	2,587	2,735
Gross profit		499	424	319
RESEARCH AND DEVELOPMENT EXPENSES, NET	(20)	6,736	4,555	5,551
MARKETING AND SELLING EXPENSES	(21)	6,365	3,176	3,582
GENERAL AND ADMINISTRATIVE EXPENSES	(22)	8,470	5,053	6,309
		21,571	12,784	15,442
Operating loss		(21,072)	(12,360)	(15,123)
FINANCING INCOME, NET	(23)	2,320	2,607	422
OTHER INCOME (EXPENSES), NET	(24)	(11,554)	90,863	23,496
Income (loss) before income taxes		(30,306)	81,110	8,795
INCOME TAXES (BENEFIT)	(15)	(2,211)	28,359	4,556
		(28,095)	52,751	4,239
LOSS FROM EQUITY INVESTMENTS		(6,782)	(5,063)	(1,012)
MINORITY INTEREST		3,338	(2,455)	2,063
Income (loss) from continuing operations		(31,539)	45,233	5,290
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET		951	(4,843)	(2,531)
Net income (loss)		(30,588)	40,390	2,759
EARNINGS (LOSS) PER SHARE	(17)			
BASIC EARNINGS (LOSS) PER SHARE				
Income (loss) from continuing operations		(1.41)	2.04	0.24
Income (loss) from discontinued operations		0.04	(0.22)	(0.11)
Net income (loss)		(1.37)	1.82	0.13
NUMBER OF SHARES USED IN COMPUTATION (IN THOUSANDS)		22,257	22,153	21,686
DILUTED EARNINGS (LOSS) PER SHARE				
Income (loss) from continuing operations		(1.41)	1.97	0.24
Income (loss) from discontinued operations		0.04	(0.21)	(0.11)
Net income (loss)		(1.37)	1.76	0.13
NUMBER OF SHARES USED IN COMPUTATION (IN THOUSANDS)		22,257	22,913	22,391

(*)Reclassified (see note 8B(1))

The accompanying notes form an integral part of these consolidated financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except number of shares)

	Number of shares	Share Capital	Additional paid-in capital	Accumulated other comprehensive income	Retained Earnings (deficit)	Sub-total	Deposits with bank	Treasury stock	Total comprehensive income(loss)	Total
Balance as of January 1 1999	21,473,220	11,188	49,346	-	16,211	76,745	(2,660)	(4,175)		69,910
Net income	-	-	-	-	2,759	2,759	-	-	2,759	2,759
Unrealized gain from available - for - sale securities	-	-	-	366,100	-	366,100	-	-	366,100	366,100
									368,859	
Warrants exercised and conversion of Debentures	635,020	1	4,372	-	-	4,373	-	-		4,373
Amortization of deferred compensation	-	-	54	-	-	54	-	-		54
Repayment of loans by employees	-	-	-	-	-	-	2,660	-		2,660
Sale of treasury stock	-	-	280	-	-	280	-	4,175		4,175
Balance as of December 31, 1999	22,108,240	11,189	54,052	366,100	18,970	450,311	-	-		450,311
Net income	-	-	-	-	40,390	40,390	-	-	40,390	40,390
Dividend	-	-	-	-	(25,036)	(25,036)	-	-		(25,036)
Unrealized gain loss from available - for - sale securities	-	-	-	(282,713)	-	(282,713)	-	-	(282,713)	(282,713)
									(242,323)	
Warrants exercised and conversion of Debentures	70,701	-	318	-	-	318	-	-		318
Sale of treasury stock	-	-	548	-	-	548	-	-		548
Balance as of December 31, 2000	22,178,941	11,189	54,918	83,387	34,324	183,818	-			183,818
Net loss	-	-	-	-	(30,588)	(30,588)	-	-	(30,588)	(30,588)
Dividend	-	-	-	-	(25,147)	(25,147)	-	-		(25,147)
Unrealized gain from available - for – sale securities	-	-	-	13,504	-	13,504	-	-	13,504	13,504
									(17,084)	
Warrants exercised	118,500	-	364	-	-	364				364
Amortization of deferred compensation	-	-	100	-	-	100	-	-		100
Balance as of December 31, 2001	22,297,441	11,189	55,382	96,891	(21,411)	142,051	-	-		142,051

The accompanying notes form an integral part of these consolidated financial statements.

ELBIT LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)

	Accumulated other comprehensive income	
	2001	2000
Unrealized gain on marketable securities:		
Balance, beginning of year	83,387	366,100
Unrealized gain (loss), net	11,296	(286,239)
Transfer to held for trading securities	-	460
Loss included in net income in respect of other than a temporary reduction in value	2,208	3,066
Balance, end of year	96,891	83,387

The accompanying notes form an integral part of these consolidated financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	For the year ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	(30,588)	40,390	2,759
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Income and expenses not affecting operating cash flows:			
Depreciation and amortization	3,415	3,094	3,180
Deferred tax	160	(720)	-
Severance pay, net	364	77	59
Decrease in marketable securities value	3,821	27,161	-
Loss (gain) on sale of fixed assets and investments	3,821	(128,792)	(12,737)
Gain on sale of real estate to related company	-	-	(10,073)
Purchasing power gain on loans and long-term deposits	(379)	-	(118)
Minority interest and other adjustments	(3,223)	(2,034)	(3,640)
Loss from equity investment	6,782	5,063	1,012
Changes in operating assets and liabilities:			
Receivables and prepaid expenses	1,369	7,614	3,058
Related party receivable	(1,128)	146	323
Inventories	-	(1,968)	417
Accounts payable and accrued expenses	(20,225)	16,799	6,698
	(5,223)	(73,560)	(11,821)
Net cash used in operating activities	(35,811)	(33,170)	(9,062)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed and other assets	(787)	(670)	(3,315)
Proceeds from sale of fixed assets and investments	40	222	85,209
Investment in affiliated companies	(6,060)	(4,827)	(44,343)
Purchase of newly consolidated subsidiaries (see below)	(6,183)	(181)	893
Sale of formerly consolidated subsidiaries and businesses (see below)	337	53,976	(89)
Other long-term loans granted	-	(1,500)	-
Long-term loans repaid by related party	3,000	10,000	-
Long-term loans granted to employees	(130)	(77)	(119)
Long-term loans repaid by employees	138	51	73
Short-term deposits with banks, net	5,804	(1,117)	4,253
Long-term bank deposits	-	(4,373)	-
Proceeds from sale of securities, net	1,600	65,834	-
Net cash provided by (used in) investing activities	(2,241)	117,338	42,562

The accompanying notes form an integral part of these consolidated financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(In thousands of U.S. dollars)

	For the year ended December 31		
	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from exercise of warrants	364	164	843
Proceeds from sale of treasury stock	-	548	4,801
Repayment of loans for purchase of shares	-	-	3,444
Dividends paid	(25,147)	(25,036)	-
Dividends paid to minority	(2,678)	-	-
Repayment of debentures	(1,436)	(1,447)	(2,379)
Repayments of long-term loans	-	(1,863)	(1,340)
Changes in short-term credit, net	-	(185)	(6,566)
Net cash used in financing activities	(28,897)	(27,819)	(1,197)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66,949)	56,349	32,303
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	90,652	34,303	2,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	23,703	90,652	34,303
INCOME TAXES PAID	15,298	7,271	4,649
INTEREST PAID	67	305	1,765
NONCASH ACTIVITIES			
Sale of investment in investee companies for noncash consideration	-	-	5,828
Shares issued upon conversion of debentures	-	155	3,530
The sale of HyNex activity for Cisco's shares	-	95,887	-
PURCHASE OF NEWLY CONSOLIDATED SUBSIDIARIES			
Working capital (excluding cash)	491	318	35
Fixed assets	(636)	(55)	(248)
Goodwill	(7,188)	(2,949)	(1,128)
Minority interest	450	2,564	947
Balance of investments upon consolidation	700	(59)	1,287
	(6,183)	(181)	893
SALE OF SUBSIDIARIES AND BUSINESSES			
Working capital (excluding cash)	448	2,079	172
Long-term assets	327	1,957	70
Goodwill	-	11,313	-
Long-term liabilities	(602)	(18)	-
Minority interest	(1,396)	(198)	-
Cisco's shares received	-	(95,887)	
Capital gain (loss)	1,560	128,947	(331)
Provision for selling expenses	-	5,783	-
	337	53,976	(89)

The accompanying notes form an integral part of these consolidated financial statements.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars)

Note 1 - GENERAL

A. Elbit Ltd. ("the Company" or "Elbit") is an Israeli corporation. Elbit is 44% owned by Elron Electronic Industry Ltd. ("Elron"). The Company's shares are traded on the Tel Aviv Stock Exchange and on the NASDAQ National Market in the U.S. The Company's operations are primarily in the field of telecommunications.

B. On October 31, 2001, the Company signed a merger agreement with Elron. Pursuant to the merger agreement, Elbit will be merged with Elron and Elron will issue to Elbit's shareholders, other than Elron, newly issued Elron's shares based on an exchanged ratio of 0.45 Elron ordinary shares for each ordinary share of Elbit.

The completion of the transaction is subject to certain conditions including court approval, the approval of shareholders and creditors of both Companies, and the receipt of regulatory approvals required by law. There is no assurance that all the approvals will be obtained and that the merger will be consummated.

C. Subsequent to the amendment of the Israeli Securities Law that came into effect in August 2000, and the approval of the shareholders on December 3, 2000, the Company prepares its financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

D. The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company and its principal subsidiaries and affiliates are conducted is the U.S. dollar. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52. Accordingly, items have been remeasured as follows:

Monetary items – at the exchange rate in effect on the balance sheet date.

Nonmonetary items – at historical exchange rates.

Note 1 - GENERAL (CONT.)

D. (CONT.)

Revenue and expense items – at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving form non- monetary items).

All exchange gains and losses from the remeasurement mentioned above (which are immaterial for all periods presented) are reflected in the statement of operations in finance income, net.

E. Effective as of January 1, 1996, Elbit was split into three companies. Elbit agreed to provide the companies that split off from Elbit, for no consideration, with the rights to use know-how, intellectual property and the name "Elbit". Elbit agreed to purchase from these companies, for consideration, manufacturing services, maintenance, infrastructure, security services and purchasing services. The majority of Elbit's real estate is leased to the splitting companies and in 1999, a portion of the real estate was sold to one of them. In respect of a portion of these agreements, the parties agreed to indemnify each other for damages that may result from the services that will be provided.

F. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with "U.S. GAAP". As applicable to the Company's financial statements, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 27. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Material intercompany balances and transactions have been eliminated in the consolidation. Results of discontinued operations are presented separately in the statement of operations.

B. CASH AND CASH EQUIVALENTS

All highly liquid investments with an original maturity of three months or less are considered cash equivalents. Deposits in banks or investments in securities with an original maturity in excess of three months are presented as "Deposits with Banks and Others".

C. INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined mainly on the basis of the weighted average cost of materials, labor and overhead.

D. INVESTMENTS IN AFFILIATED COMPANIES AND OTHERS

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of arrangements, are considered in determining whether the equity method of accounting is appropriate. Goodwill, which represents the excess of the cost of affiliated companies over the fair value of assets acquired less liabilities assumed, is amortized over a period of five years. Investments in other companies are presented at cost.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

E. MARKETABLE AND AVAILABLE FOR SALE SECURITIES

In accordance with statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investment in Debt and Equity Securities", marketable securities classified as available- for-sale, are recorded at fair market value. The difference between the fair market value and cost (unrealized gain or loss) is included as a separate component of comprehensive income. Any decrease in value which is not of a temporary nature is charged to the statements of operations.

F. REVENUE RECOGNITION

The Company's subsidiaries develop, market, license and support computer software products and provide related services. They grant the right to use the software products to customers under perpetual license agreements and the right to product support and enhancements in annual maintenance agreements. Revenue from product sales are recognized in conformity with the Statement of Position 97-2 "Software Revenue Recognition", ("SOP 97-2"), promulgated by the American Institute of Certified Public Accountants ("AICPA"). This SOP requires that revenue be recognized, after all of the following occurs: the software is delivered, collection is probable, fees are fixed and determinable, vendor-specific objective evidence exists to allocate a total fee to elements of an arrangement and persuasive evidence of an arrangement exists. Maintenance revenue is recognized over the term of the contract period, which is generally one year. Training revenue is recognized as the services are provided.

Revenues from License fees will be recognized as earned. Revenues from services will be recognized as provided.

G. WARRANTY COSTS

A provision is recorded for costs in connection with warranties based on the Company's experience and engineering estimates.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H. PROPERTY, PLANT AND EQUIPMENT

These assets are stated at cost less investment grants received. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the remaining term of the lease.

I. OTHER ASSETS

Goodwill and other intangible assets arising from acquisition of affiliated companies and other businesses, are amortized by the straight-line method over the estimated period of benefit. In accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", management periodically assesses whether there has been an impairment in the carrying value of long - lived assets, goodwill and other intangible assets, by comparing current and projected undiscounted cash flows with the carrying amount. In the event there is an impairment of such assets, management would reduce the carrying value to an amount equal to the fair value of the assets.

J. EXCHANGE RATES AND LINKED BALANCES

Balances in or linked to foreign currency are included at the rate of exchange at the balance sheet date. Balances linked to the Israeli Consumer Price Index (the "Israeli CPI") are stated using the relevant published index.

K. RESEARCH AND DEVELOPMENT

Research and development expenses, net of participations, are charged to operations as incurred.

L. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowances are provided for specific accounts receivable whose collectibility is doubtful.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M. MARKETING AND SELLING EXPENSES

Marketing and selling expenses are charged to operations as incurred.

N. DEFERRED TAXES

The Company accounts for income taxes under the liability method of accounting. Under the liability method deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected be realized.

O. BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) per share are calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128. Basic earnings (loss) per share are calculated based on the average weighted number of ordinary shares outstanding during the year. The calculation of diluted earnings (loss) per share excludes convertible securities whose effect would be antidilutive.

P. STOCK BASED COMPENSATION

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation", and the accounting rules in Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", including the FASB Issued Interpretation No. 44 "Accounting for certain Transactions Involving Stock Compensation on Interpretation of APB 25". The Company has provided the necessary pro forma disclosures as if the fair value method has been applied. See Note 17.

(In thousands of U.S. dollars)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Q. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of financial instruments approximates fair value. Financial instruments include primarily short-term credit and receivables or items bearing interest which approximate market interest. Long-term trade receivables which do not bear interest are presented at their current value.

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The Company is currently evaluating the effect that adoption of the provisions of SFAS 142 that are effective January 1, 2002, will have on its results of operations and financial position. Had the Company adopted SFAS 142 at January 1, 2001, the Company would not have recorded amortization of goodwill of approximately $250 in the year ended December 31, 2001.

(In thousands of U.S. dollars)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes APB Opinion No. 30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(In thousands of U.S. dollars)

Note 3 - CASH AND CASH EQUIVALENTS

The cash and cash equivalents include primarily amounts in US dollars. The amounts bear an annual rate of interest of 1.5% - 2.4%.

Note 4 - ACCOUNTS RECEIVABLES – TRADE

A. Composition

	December 31	
	2001	**2000**
Open accounts	121	3,003
Less – allowance for doubtful accounts	(57)	(1,496)
	64	1,507

B. Changes in allowance for doubtful accounts

	For the year ended December 31	
	2001	**2000**
Balance at beginning of period	1,496	2,336
Charged to general and administrative expenses	57	401
Reductions in respect of bad debts	(379)	(880)
Reduction in respect of subsidiary and businesses sold	(1,117)	(361)
Balance at the end of the year	57	1,496

Note 5 - OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31	
	2001	**2000**
Deferred tax	-	720
Israeli Government departments	918	752
Employees	38	116
Prepaid expenses	306	400
Sundry (*)	224	271
	1,486	2,259

(*) Includes related companies in the amount of $109 as of December 31, 2000.

(In thousands of U.S. dollars)

Note 6 - INVENTORIES

	December 31	
	2001	2000
Finished goods and systems	-	2,744
Work in progress	-	1,811
Materials and spare parts	25	1,342
	25	5,897

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS

A. Holdings in the major affiliated and other companies are as follows:

	December 31	
	2001	2000
Cellenium M.C.S. Ltd. (formerly Contop Ltd.)	50%	50%
StarkeyNET Ltd.	42%	38%
Cell-Data Ltd.	14%	-
Cell-Act Ltd.	45%	-
AdreAct PLC	38%	-

(In thousands of U.S. dollars)

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS (CONT.)

B. Composition of investments:

	Cost of shares and loans	Equity in post acquisition losses	Written-off	Total investment
As of December 31, 2001:				
Cellenium M.C.S. Ltd.	14,191	(8,025)	-	6,166
StarkeyNET Ltd.	2,593	(1,703)	(890)	-
Cell-Data Ltd.	3,075	-	(3,075)	-
Cell-Act Ltd.	1,667	(656)	-	1,011
AdreAct PLC	1,000	(293)	(707)	-
Other	24	-	-	24
				7,201
Includes balance of unamortized goodwill				5,475
As of December 31, 2000:				
Cellenium M.C.S. Ltd.	14,191	(3,713)	-	10,478
Israel Commerce Community ICC Ltd.	2,369	(1,061)	-	1,308
StarkeyNET Ltd.	2,093	(738)	-	1,355
Other	274	-	-	274
				13,415
Includes balance of unamortized goodwill				8,212

(In thousands of U.S. dollars)

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS (CONT.)

C. Additional Information related to subsidiaries and other investments.

(1) HyNEX Ltd. (HyNEX) - HyNEX was engaged in the development, production and marketing of computer communication products. The Company's interest in HyNEX is approximately 94%. In June 2000, the Company and HyNEX signed an agreement for the purchase of assets by Cisco Systems Inc. ("Cisco"). Pursuant to the agreement Cisco purchased all the assets, rights and property, net of certain liabilities of HyNEX, for a consideration of $107 million, of which $11.2 million was in cash and the remainder in Cisco shares. The cash payment was used to repay the Company's loan to HyNEX. (In addition, HyNEX's employees who held options for shares in HyNEX and who were relocated to work at Cisco, received options to purchase Cisco shares with a fair value of approximately $ 22 million).

Cisco's shares are classified as available-for-sale securities according to SFAS 115, and are presented in current assets. Due to an other than temporary reduction in value of Cisco shares, the Company included the unrealized losses in respect of these shares in the statement of operations.

(2) During the third quarter of 2000, the Company signed an agreement for the establishment of a new company, Textology Inc ("Textology"), which is engaged in the developing and marketing of technology to enable data management. According to the agreement, Elbit invested $3.3 million in consideration for approximately 55% of the ordinary share capital. In addition, the Company received an option for one year to increase its holdings in Textology by 8.75% in consideration for $2 million.

During the third quarter of 2001, the Company exercised the option pursuant to the agreement. Following the exercise of the option, the Company's interest in Textology is 63.75%.

In December 2001, the Company granted Textology a loan in the amount of $200.

(In thousands of U.S. dollars)

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS (CONT.)

C. Additional Information related to subsidiaries and other investments. (cont.)

(3) During the third quarter of 2000, the Company signed an agreement with a group of founders for the establishment of a new company, Dealigence Inc. ("Dealigence"(, which is engaged in the development and marketing of technology to enable negotiation in B2B markets. According to this agreement, Elbit invested $2.35 million in consideration for approximately 48.3% of the equity and 60% in the voting rights.

In September, 2001, the Company signed a loan agreement with Dealigence according to which the Company loaned Dealigence approximately $1.2 million. The loan is linked to the U.S dollar and bears interest at a rate of LIBOR+0.5%. The Company has the right to convert the loan and the accrued interest into ordinary shares of Dealigence.

Subsequent to the balance sheet date Dealigence substantially reduced its volume of operations. Dealigence recorded a provision in the amount of $200, regarding anticipated closing expenses. Consequently the Company had written-off the balance of its investment in Dealigence in 2001.

(4) During the third quarter of 2000, the Company signed an agreement with Israel Commerce Community ICC Ltd. ("ICC") which is engaged in the development of technology enabling businesses to outsource all or part of their procurement-related activities. According to this agreement, the Company invested $2.25 million in consideration for 25% of ICC's share capital.

During the third quarter of 2001, the Company renegotiated the original terms of the agreement and consequently it invested approximately $1.3 million in consideration for approximately 26% of ICC, which resulted in the Company's holding becoming 51% of ICC'S shares.

(In thousands of U.S. dollars)

Note7 - INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS (CONT.)

C. Additional Information related to subsidiaries and other investments (cont.):

(5) In November 1999, the Company acquired 50% of the shares of Cellenium M.C.S Ltd. ("Cellenium") formerly Contop Ltd., which is engaged in transferring short messages on communication networks, especially over cellular networks. The main applications provided by the aforementioned technology are in the area of command and control particularly for mobile commerce requirements. In consideration for its share of Cellenium, the Company invested approximately $14 million , of which $12 million was in cash and the balance of $2 million was paid by the transfer to Cellenium of the Company's interest in a joint venture in the field of parking control, TranCity Ltd.

(6) During the third quarter of 2000, the Company signed an agreement with StarkeyNET Ltd.("StarkeyNET"(, a company engaged in developing and marketing technology to create a complete solution for users to operate computerized applications in e-business markets with natural language user interface. According to this agreement, Elbit invested $2 million in consideration for approximately 40% of the ordinary share capital of StarkeyNET. During the fourth quarter of 2000, the holding decreased to 38%, as a result of a conversion of an option by one of the other shareholders.

During the third quarter of 2001, the Company and some of the other investors signed an agreement according to which the Company invested approximately $500. As a results, the Company holds approximately 42% in StarkeyNET.

Subsequent to the balance sheet date StarkeyNET substantially reduced it's volume of operations.

(In thousands of U.S. dollars)

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS (CONT.)

C. Additional Information related to subsidiaries and other investments. (cont.):

(7) As part of the transaction regarding the sale of EVS' shares (See Note 8B(1)) the Company signed in the first quarter of 2001 an agreement with Cell Data Ltd. ("Cell Data") a company engaged in developing, producing, marketing and selling modems, enabling Internet connection from laptop computers over cellular networks. The Company will invest in Cell Data $4.5 million representing approximately 21% of Cell Data's issued and outstanding share capital in two tranches - initially the Company invested $3 million and, subject to achievement of certain commercial milestones, the Company will invest a further $1.5 million.

In December 2001, the Company loaned Cell Data approximately $75.

After the balance sheet date, Cell Data ceased all its operations and a temporary liquidator was appointed. As of December 31, 2001, the Company wrote-off its investment and recorded a provision in amount of approximately $500 regarding Cell-Data's liabilities to banks and others.

(8) In March 2001, the Company signed an agreement with Cell-Act Ltd. ("Cell-Act"), a company engaged in developing solutions for data transfer via different cellular technologies. According to the agreement, the Company will invest in Cell-Act up to approximately $2.0 million in consideration for approximately 45% of the ordinary share capital of Cell-Act. As of December 31, 2001 the Company had invested approximately $1.7 million.

In addition, the Company has two additional options to invest in Cell-Act. According to the first option, the Company is entitled to acquire a further 20% of Cell-Act at a price that will be determined in accordance with the extent to which Cell-Act has met its business goals. Under the second option, exercisable following the approval of Cell-Act's financial statements for 2003, the Company will be entitled to acquire ownership of the balance of Cell-Act's issued capital at 50% of Cell-Act's market value on the option exercise date.

(In thousands of U.S. dollars)

Note 7 - INVESTMENTS IN AFFILIATED COMPANIES AND OTHER INVESTMENTS (CONT.)

C. Additional Information related to subsidiaries and other investments. (cont.):

(9) During the second quarter of 2001, the Company signed an agreement to purchase all the assets, rights and property net of certain liabilities, of Value Flash, Inc., a U.S. corporation ("Vflash") in consideration for approximately $6.8 million. The excess of the cost of the investment over the carrying value of its assets is approximately $5.5 million. The Company has allocated the excess of cost over the carrying value of the assets as follows: $ 1.4 million to Vflash's technology, $ 0.6 million to Vflash's tradename, $1.1 million to Vflash's licensed technology agreements and the remainder to goodwill. In addition, the Company intends to grant options to key employees of Vflash to purchase 400,000 of the Company's common shares.

Vflash is engaged in direct marketing over the Internet and has developed a solution enabling the delivery directly to desktops of the customers of Vflash of personalized data based on their predefined preferences and interest.

(10) During the third quarter of 2001, the Company signed an agreement with AdreAct PLC, ("AdreAct"), a U.K. corporation. AdreAct is engaged in marketing and developing products for interactive contact between advertisers and end users by way of mobile phone. According to the agreement, the Company invested in AdreAct $1.0 million in consideration for approximately 38% of the ordinary share capital of AdreAct.

Subsequent to the balance sheet date AdreAct substantially reduced it's volume of operations.

(11) In 2001, the Company recorded loss of approximately $5.8 million as a result of the write-off of the Company's investment in StarkeyNET ($0.9 millions), CellData ($3.1 millions), AdreAct ($0.7 millions) and Dealigence ($1.1 million).

(In thousands of U.S. dollars)

Note 8 - AVAILABLE-FOR-SALE SECURITIES

A. Composition

	Cost of shares and loans	Unrealized gains (losses) on available-for-sale securities	Total
As of December 31, 2001:			
Partner	52	151,588	151,640
Elbit Vision Systems Ltd.	1,175	(195)	980
			152,620
As of December 31, 2000:			
Partner	52	130,004	130,056

B. Additional information

(1) Elbit Vision Systems Ltd. (EVS) - EVS develops, manufactures and markets quality control systems for the textile industries. In July 1996, EVS completed an initial public offering in the United States. As of December 31, 2000, Elbit's interest in EVS was 53.6%.

Subsequent to December 31, 2000, the Company signed an agreement with an investor, according to which the Company sold the investor approximately 3.5 million shares of EVS at $1.00 per share in two tranches: $2 million upon consummation of the transaction and $1.5 million in the event that EVS achieves certain specified milestones with respect to its financial results for 2001, by no later than March 15, 2002. In addition, the investor will invest in EVS in two tranches, each at a price of $1.00 per share: $1.5 million upon consummation of the transaction and in the event that EVS achieves certain specified milestones with respect to its financial results for 2001, a further $1.5 million, by no later than March 15, 2002.

(In thousands of U.S. dollars)

Note 8 - AVAILABLE-FOR-SALE SECURITIES (CONT.)

B. Additional Information (cont.):

(1) (Cont.)

The first tranche was completed at the beginning of 2001. Therefore the Company recorded a capital gain before tax in the amount of approximately $1.5 million (gain after tax in the amount of approximately $950 and is presented in discontinued operations). Following the first tranche, the Company's interest in EVS declined to 26% in equity and 16% in voting rights. The parties are currently renegotiating the terms of and conditions for the second tranche of investment.

The Company ceased the consolidation of EVS financial statements in the first quarter of 2001. Consequently, the results of EVS for the years ended December 31, 2000 and 1999 are reclassified in the consolidated statements of operations and are presented as loss from discontinued operations. The investment is categorized as available-for-sale and accordingly recorded at market value. Unrealized losses are recorded in other comprehensive income.

(2) In October 1999, Partner completed its initial public offering ("IPO") on the NASDAQ in the U.S. and concurrently on the London Stock Exchange. As a result of the IPO and the exercise of the underwriter's over-allotment option, Elbit's interest in Partner decreased from 16.5% to 12.4%. The investment is categorized as available-for-sale and accordingly recorded at market value. Unrealized gains are recorded in other comprehensive income.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 9 - PROPERTY, PLANT AND EQUIPMENT

	Balance at January 1 2001	Additions (3)	Disposals	Balance at December 31 2001
Cost (1):				
Land, buildings and leasehold rights(2)	7,818	-	-	7,818
Instruments, machinery and equipment	3,305	1,237	1,719	2,823
Office furniture and equipment	676	183	410	449
Motor vehicles	590	-	227	363
Installations and improvements	1,461	143	430	1,174
	13,850	1,563	2,786	12,627
Accumulated depreciation:				
Buildings and leasehold rights	3,307	196	-	3,503
Instruments, machinery and equipment	1,425	580	915	1,090
Office furniture and equipment	322	42	265	99
Motor vehicles	214	58	116	156
Installations and improvements	1,461	120	370	432
	5,950	996	1,666	5,280
Net book value	7,900			7,347

(1) Net of investment grants received (mainly for buildings, instruments and equipment) in the amounts of $ 6,955 (2000- $6,955).

(2) Elbit leases from the Israel Lands Authority approximately 25,500 square meters of land in Karmiel, Israel, for periods through 2027 and 2031. Elbit has options to extend the leases for additional periods of 49 years.

(3) Property, plant and equipment are depreciated by the straight-line method at annual rates as follows:

	%
Leasehold rights	1 - 2
Buildings	2 - 4
Instruments, machinery and equipment	10 - 33
Office furniture and equipment	6 - 10
Motor vehicles	15 - 20

Leasehold improvements are amortized by the straight-line method mainly over five to ten years, but not in excess of the lease terms.

(In thousands of U.S. dollars)

Note 9 - PROPERTY, PLANT AND EQUIPMENT (CONT.)

(4) Liens - see Note 13.

(5) The Company's facility in Karmiel (Israel) is leased to Elbit Systems Ltd (related party) for a period of approximately 10 years from November 1996. Minimum future rentals under this operating lease at rates in effect at December 31, 2001, are as follows:

First year	1,132
Second year	1,132
Third year	1,132
Fourth and therafter	2,075
	5,471

Note 10 - LEASE COMMITMENTS

The Company's facility in Shefayim is leased under operating leases for periods of up to ten years. The subsidiaries also lease their facilities. Minimum future rental payments under operating leases at rates in effect at December 31, 2001, are as follows:

First year	708
Second year	525
Third year	529
Fourth year and thereafter	2,024
	3,786

Rental expense for the year 2001, 2000 and 1999 amounted to $515, $269 and $351, respectively.

(In thousands of U.S. dollars)

Note 11 - OTHER ASSETS, NET

	December 31	
	2001	2000
Purchased know-how net of amortization	3,354	2,806
Trade name, net	543	-
Developed Technology, net	1,321	-
Licensed Technology agreements, net	991	-
Goodwill, net	2,055	-
Debenture issuance expenses, net of amortization	-	4
Total, net of amortization	8,264	2,810
Writes-off as a result of impairment	1,065	-
Amortization for the period	1,528	1,548
Other assets relating to Subsidiaries sold	-	10,062

Note 12 - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31	
	2001	2000
Payroll and related expenses (1)	1,792	2,431
Government departments	1,530	19,649
Provision for warranties	-	74
Deferred income	189	-
Customer's advances	-	2,848
Accrued expenses and other liabilities (2)	5,248	9,061
	8,759	34,063
(1) Includes accrued vacation pay	678	1,063
(2) Includes accrual for contingent liabilities	1,925	4,500

(In thousands of U.S. dollars)

Note 13 - LIENS

Bank guarantees and other liabilities of the Company are collateralized by fixed charges on share capital and goodwill, as well as by floating charges (a security interest in assets as they exist from time to time) on all the assets of the Company.

Note 14 - EMPLOYEE TERMINATION OBLIGATIONS

	December 31	
	2001	**2000**
Amount deposited with severance pay funds	1,953	2,546
Less - accrued severance pay	2,127	2,544
	(174)	2

Under Israeli law and employment agreements, companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The Company's severance pay liability to employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected in the balance sheet on an accrual basis and is partially funded by purchase of insurance policies in the name of the Company.

Insurance and pension funds which not under the control of the Company are not reflected in the financial statements.

Severance expenses were $ 837, $ 771 and $ 707 for the three years ended December 31, 2001, 2000 and 1999, respectively.

Note 15 - INCOME TAXES

A. APPLICABLE TAX LAWS

(1) Elbit's subsidiaries in Israel are qualified as "Industrial Companies" under the Law for the Encouragement of Industry (Taxes), 1969. The

(In thousands of U.S. dollars)

main benefit under this law is depreciation at various accelerated rates and the deduction for tax purposes of costs of issuing shares to the public.

(2) The Company is assessed for income tax under the provisions of the Income Tax Law (Inflationary Adjustments) 1985. Under this law, the Company is entitled to a tax deduction for the preservation of equity invested in non-fixed (soft) assets. This equity is defined, primarily, as shareholders' equity less fixed (inflation-resistant) assets. The deduction is measured by the change in the Israeli CPI.

B. TAX ASSESSMENTS

The Company has final tax assessments through 1998. Other companies in the group have received tax assessments which are considered final for the year 1997. A few subsidiaries of the Company have not been assessed since inception.

C. INCOME TAX EXPENSES (BENEFIT)

	For the year ended December 31		
	2001	2000	1999
Taxes on income included in the statement of operations:			
Current	(107)	28,959	4,556
Deferred	(1,136)	(720)	-
Taxes in respect of prior years	(1,172)	120	-
Total	(2,211)	28,359	4,556

D. Net operating tax loss carryforwards of the Company in Israel as of December 31, 2001, amounted to approximately $13,382. The above losses have no expiration date.

In addition, the Company has available losses in the amount of $9,347 to offset future taxable capital income, which will expire in the years 2005 to 2006.

As of December 31, 2001, subsidiaries, which are subject to U.S. income taxes, have a tax loss carryforwards of approximately $8,997, which expires in the years 2020 to 2021.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 15 - INCOME TAXES (CONT.)

E. Main components of net deferred tax assets and liabilities are as follows:

		Deferred Tax Asset		Deferred Tax Liability
	Total	Non-Current	Current	Non-Current
As of December 31, 2001				
Deferred tax assets:				
Provision for doubtful accounts, vacation and other	265	-	265	-
Severance pay	63	63	-	-
Equity investments, net	5,526	5,526	-	-
Tax losses carryforwards	31,726	31,726	-	-
	37,580	37,315	265	-
Deferred tax liabilities:				
Available-for-sale securities	(54,502)	-	-	(54,502)
Property and equipment	(661)	-	-	(661)
	(55,163)	-	-	(55,163)
Valuation allowance	(36,919)	(37,315)	(265)	661
	(92,532)	-	-	(54,502)

		Deferred Tax Asset		Deferred Tax Liability
	Total	Non Current	Current	Non Current
As of December 31, 2000				
Deferred tax assets:				
Provision for doubtful accounts, vacation and other	921	-	921	-
Trading account securities	720		720	-
Equity investments, net	1,984	1,984	-	-
Tax loss carryforwards	5,500	5,500	-	-
	9,125	7,484	1,641	-
Deferred tax liabilities:				
Available-for-sale securities	(46,802)	-	-	(46,802)
Property and equipment	(711)	-	-	(711)
Severance pay	(1)	-	-	(1)
	(47,514)	-	-	(47,514)
Valuation allowance	(7,693)	(7,484)	(921)	712
	(46,082)	-	720	(46,802)

(In thousands of U.S. dollars)

Note 15 - INCOME TAXES (CONT.)

F. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate, and the actual tax expense is as follows:

	For the year ended December 31		
	2001	2000	1999
Theoretical tax expense (benefit)	(10,910)	29,200	3,166
Taxes on gain from sale of Partner shares	-	-	4,556
Nondeductible expenses and deferred tax benefits not provided for	8,699	841	(3,166)
Total	(2,211)	28,359	4,556
Statutory tax rate	36%	36%	36%

G. Income (loss) before income taxes is comprised as follows:

	For the year ended December 31		
	2001	2000	1999
Domestic	(25,247)	81,110	8,795
Foreign	(5,059)	-	-

Note 16 - CONTINGENT LIABILITIES AND COMMITMENTS

A. Following an investigation by the Customs Department, the Company received an assessment in December 1996, regarding purchase tax payments due on television sets sold by the Company between 1992 and 1996. The assessment amounted to approximately $15,000, including interest and penalties.

In May 2001, the parties reached a compromise agreement according to which the Company will pay approximately $4.1 million in 24 payments. As of the December 31, 2001, the Company paid approximately $1.3 million. Approximately $2 million and $0.8 million will be paid in 2002 and 2003 respectively.

(In thousands of U.S. dollars)

Note 16 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

B. In 1998 and 1999, class actions were brought against Elbit and others in relation to alleged damages caused to the plaintiffs in consequence of alleged unlawful behavior of the Company and those of its directors who also serve as directors of Elscint, Elbit Medical Imaging Ltd. ("EMI") and Elron. According to the plaintiffs, the defendants did not disclose, at the appropriate time, a pending transaction for the sale of the greater part of the operations of Elscint, and that if the plaintiffs had been aware of the transaction, they would have exercised options which they possessed at the time, but which had subsequently expired.

In November 2001 the parties reached a settlement, which was approved by the court according to which the plaintiffs received $1.8 million. Liability for the settlement was assumed by EMI whose insurance policy covered the entire settlement. Accordingly, the Company did not suffer any losses as a result of the claim.

C. On June 30, 2000, a U.S. limited partnership (the "Claimant"), presented a lawsuit before the US District Court for the District of Arizona against 76 defendants (including a customer of EVS Inc., the wholly-owned U.S. subsidiary of EVS) claiming that each of the defendants has willfully and deliberately infringed its patents. The Claimant requested, among other things, for an order enjoining each of the defendants from further acts of patent infringement, and for an award of damages against each of them in an unspecified amount.

In a letter dated September 14, 2000, EVS' customer requested that EVS Inc., defend and indemnify the customer in connection with the aforementioned patent lawsuit, claiming that the equipment infringing the Claimant's patents was purchased from EVS Inc. EVS immediately sought full indemnification from the Company for any and all claims, demands or actions, and any losses, expenses and damages suffered by EVS resulting from the customers claim, pursuant to the provisions of the License Agreement between Elbit and the EVS dated December 6, 1996 (the "License Agreement").

On October 11, 2000, Elbit informed EVS by letter that until such time as EVS meets all applicable evidentiary, procedural, contractual and other legal requirements relevant to its claim for indemnification from Elbit, Elbit makes no admission as to the matters relating to the patent lawsuit, nor does Elbit acknowledge any liability under the License Agreement, or otherwise.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars except per share amounts)

Note 16 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

C. (Cont.)

On November 30, 2000, EVS informed the customer that the complaint filed against the customer was not specific as to which activities of the customer were infringing the Claimant's rights and that until it clarified the issues, EVS could not agree to indemnify or defend the customer.

At this stage, Company's management and its legal advisors cannot assess the ultimate outcome of the lawsuit.

In addition, some of Elbit's contracts with affiliated companies entered into during the period in which Elbit may be deemed to have been an unregistered investment company could be voidable. Elbit believes that any contracts with affiliated parties into which Elbit has entered, during the period in which it may be deemed to have been an unregistered investment company, were entered into on an arms'-length basis and were fair and reasonable to all parties, to such contracts.

Note 17 - SHARE CAPITAL

A. STOCK OPTION PLAN

In 1997, the Company's Board of Directors adopted an employee share incentive plan for the grant by the Company of option awards to purchase up to an aggregate of 2,100,000 ordinary shares to officers, employees, directors and consultants of the Company. The employee options vest over a period of four years. The options are granted at an exercise price which approximates market value of the shares at the date of grant less a discount of 15%. The options expire 6 years from the date of issuance. The exercise prices of options under the plan ranges from $3.08 to $8.14. The Company has received the approval of the Israeli tax authorities to apply section 102 of the Income Tax Ordinance to the employee options.

(In thousands of U.S. dollars except per share amounts)

Note 17 - SHARE CAPITAL (CONT.)

B. EMPLOYEES STOCK OPTIONS

Transactions in employee options for the three year period ended December 31, 2001 are summarized as follows:

	Outstanding option	Weighted average exercise price per share	Weighted average fair value of options granted
Balance as of January 1, 1999	592,000		
Granted	362,000	5.17	3.52
Exercised	(274,000)	3.11	
Forfeited	(1,750)	3.11	
Balance as of December 31, 1999	678,250		
Granted	330,500	6.08	2.48
Exercised	(54,500)	3.11	
Forfeited	(55,000)	8.14	
Balance as of December 31, 2000	899,250		
Granted	80,000	4.86	1.98
Exercised	(118,500)	3.11	
Forfeited	(6,000)	8.14	
Balance as of December 31, 2001	854,750		

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars except per share amounts)

Note 17 - SHARE CAPITAL (CONT.)

B. EMPLOYEE STOCK OPTIONS (CONT.)

The following table summarizes information about options outstanding and exercisable at December 31, 2001:

	Options outstanding			Options exercisable	
Ranged of exercise prices	**Number Outstanding at December 31, 2001**	**Weighted average remaining contractual life (years)**	**Weighted average exercise prices**	**Number outstanding at December 31, 2001**	**Weighted average exercise prices**
3.11	148,250	1.11	3.11	137,000	3.11
3.08	175,000	3.12	3.08	85,000	3.08
8.14	125,000	3.55	8.14	62,500	8.14
6.00	326,500	4.90	6.00	-	-
4.86	80,000	5.16	4.86	-	-
	854,750	3.96	4.91	284,500	4.21

ICC has adopted an employee stock plan pursuant to which ICC may grant its employees stock options to purchase up to 534,198 shares. The options vest over a four year period from the date of grant and have a term of 10 years. Elbit's share in ICC, assuming all outstanding options are exercised will decrease to 49.6%.

During the reported year 307,698 options were granted. None of the options were exercised nor forfeited. The options had a minimal fair value. The 307,698 options outstanding as of December 31, 2001 have an exercised price of $1 with a weighted average remaining contractual life of 9.9 years. None of these 307,698 options are exercisable.

As discussed in Note 2(O), employee compensation is calculated in accordance with the provisions of APB Opinion No. 25. Under APB 25, the deferred compensation expense for the years ended December 31, 2001, 2000 and 1999, amounted to $100, $0 and $54, respectively.

(In thousands of U.S. dollars except per share amounts)

Note 17 - SHARE CAPITAL (CONT.)

B. EMPLOYEE STOCK OPTIONS (CONT.)

If deferred compensation had been determined under the alternative fair value accounting method provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and net income (loss) per share would have been changed to the following pro forma amounts:

	For the year ended December 31,		
	2001	2000	1999
Net income (loss)			
As reported	(30,588)	40,390	2,759
Pro Forma	(30,999)	40,198	2,733
Basic net income (loss) per share:			
As reported	(1.37)	1.82	0.13
Pro forma	(1.39)	1.81	0.13
Diluted net income (loss) per share:			
As reported	(1.37)	1.76	0.13
Pro forma	(1.39)	1.75	0.13

Under SFAS No. 123, the fair value of each of Elbit's option grants is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: expected life of the option of 2.75 years; no dividend yield; expected volatility of 73% (2000 - 58%, 1999 - 66%) and risk-free interest rate of 3%. (2000 - 6%, 1999 - 6%).

The fair value of ICC's option grant is estimated on the date of grant using the Black and Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, (1) expected life of the options of 2.22 years (2), no dividend yield, (3) expected volatility of 0%, (4) risk - free interest of 3%.

(In thousands of U.S. dollars)

Note 17 - SHARE CAPITAL (CONT.)

C. EARNINGS PER SHARE

	For the year ended December 31, 2001			For the year ended December 31, 2000			For the year ended December 31, 1999		
	Income	Shares	Per share amount	Income	Shares	Per share amount	Income	Shares	Per share amount
Basic earnings	(30,588)	22,257	(1.37)	40,390	22,153	1.82	2,759	21,686	0.13
Effect of dilutive securities:									
Convertible Debentures	-	-	-	42	28	-	124	343	-
Options	-	-	-	-	732	-	-	362	-
Diluted earnings	(30,588)	22,257	(1.37)	40,432	22,913	1.76	2,883	22,391	0.13

The total number of shares excluded from the calculation of the basic and diluted net loss per share were 854,750 as of December 31, 2001.

Note 18 - SALES

A. COMPOSITION

	For the year ended December 31		
	2001	2000	1999
Products and systems	144	3,001	3,000
License fees	583	-	-
Services and trade	273	10	54
Total	1,000	3,011	3,054

B. GEOGRAPHICAL BREAKDOWN OF SALES:

	2001	2000	1999
Foreign	856	2,432	2,332
Domestic (Israel)	144	579	722
	1,000	3,011	3,054

(In thousands of U.S. dollars)

Note 18 - SALES (CONT.)

C. SALES BY GEOGRAPHIC AREAS:

	For the year ended December 31		
	2001	**2000**	**1999**
Europe	0%	50%	40%
Israel	14%	19%	24%
North America	28%	27%	35%
Far East	58%	4%	1%
	100%	100%	100%

D. THE FOLLOWING CUSTOMERS ACCOUNTED FOR 10% OR MORE IN SALES:

Customer A	-	36%	44%
Customer B	-	4%	13%
Customer C	-	26%	12%
Customer D	-	12%	9%
Customer E	13.5%	-	-
Customer F	54%	-	-
Customer G	15%	-	-

Note 19 - COST OF SALES

	For the year ended December 31		
	2001	**2000**	**1999**
Materials	29	1,894	1,884
Labor	203	877	705
Other manufacturing expenses	191	221	97
Depreciation	78	7	11
	501	2,999	2,697
Decrease (increase) in inventories of work in progress and finished products	-	412	(38)
	501	2,587	2,735
Includes:			
Cost of products and systems	72	2,578	2,687
Cost of services and trade	429	9	48

(In thousands of U.S. dollars)

Note 20 - RESEARCH AND DEVELOPMENT EXPENSES, NET

	For the year ended December 31		
	2001	2000	1999
Total expenses	6,736	4,555	6,084
Less - participation of the Chief Scientist	-	-	(533)
	6,736	4,555	5,551

Note 21 - MARKETING AND SELLING EXPENSES

	For the year ended December 31		
	2001	2000	1999
Salaries and related expenses	3,088	1,890	1,723
Royalties and commissions	11	25	188
Advertising and exhibitions	1,084	381	548
Other	2,182	880	1,123
	6,365	3,176	3,582

Note 22 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31		
	2001	2000	1999
Salaries and related expenses	2,627	1,921	3,222
Office expenses	120	122	110
Depreciation and amortization	1,691	1,826	1,663
Retirement expenses (*)	1,400	-	-
Other	2,632	1,184	1,314
	8,470	5,053	6,309

(*) On October 23, 2001, the board of directors approved a retirement benefit of $ 1.4 millions to the former President of the Company, who retired after 34 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 23 - FINANCING INCOME, NET

	For the year ended December 31		
	2001	2000	1999
Financing expenses			
On long-term debt and debentures	(50)	(306)	(527)
On short-term loans and credit	(40)	(208)	(1,134)
	(90)	(514)	(1,661)
Other including exchange rate differences, net	414	53	(226)
Financing income from deposits and Loans	1,996	3,068	2,309
	2,320	2,607	422

Note 24 - OTHER INCOME (EXPENSES), NET

	For the year ended December 31		
	2001	2000	1999
Gain (loss) on disposal of subsidiaries and businesses, net	(954)	128,630	12,784
Gain (loss) from write-off of investments	(6,457)	(529)	165
Loss from available-for-sale securities (1)	(3,669)	(23,085)	-
Gain from sale of real estate	-	-	10,073
Gain (loss) on disposal of fixed Assets	(29)	(17)	(216)
Other income (expenses), net	(445)	(14,136)	690
	(11,554)	90,863	23,496

(1) The Company classified the Cisco shares which were held in escrow as available-for-sale securities. Due to an other than temporary reduction in the market value of the shares, the Company included the unrealized losses in respect of these shares in the amount of $ 3,699 and $4,790 for the years ended December 31, 2001 and 2000 in net income. The remaining $18,295 in the year ended December 31, 2000 constitute the loss on the Cisco shares sold.

(In thousands of U.S. dollars)

Note 25 - TRANSACTIONS WITH RELATED PARTIES

	For the year ended December 31		
	2001	2000	1999
Income -			
Expenses charged	2,235	1,546	2,894
Financing	147	34	1,098
Royalties	583	-	-
Cost and expenses -			
Participation in expenses	240	229	2,211
Operating expenses	480	-	-
Other			
Gain on sale of real estate to related party	-	-	10,073

Note 26 - SEGMENT INFORMATION

In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, telecommunication.

The telecommunication segment includes holdings in various companies that operate in various fields of telecommunications operations. The Company sold the Vision Inspection Systems segment in the beginning of 2001 (See Note 8B(1)).

Note 27 - RECONCILIATOIN TO ISRAELI GAAP

As described in note 1C, the Company prepares its primary financial statements in accordance with US GAAP. The main differences between US GAAP and Israeli GAAP, as applicable to these financial statement are detailed below.

A. **Differences between US GAAP and Israeli GAAP:**

1. A real estate sale to Elbit System Ltd.

According to generally accepted accounting principles in Israel, the Company charged to capital reserve the gain from the building sold to Elbit Systems Ltd.

According to US GAAP the gain is recognized in the statement of operations.

(In thousands of U.S. dollars)

Note 27 - RECONCILIATOIN TO ISRAELI GAAP (CONT.)

2. Marketable equity securities

According to Israel GAAP, the Company's investment in Partner is included in long-term investments in the balance sheet at cost.

According to US GAAP investments in marketable equity securities that are available-for-sale should be presented at fair market value. Changes in the fair market value, are included in shareholders equity as comprehensive income.

B. The effect of the above differences between US GAAP and Israeli GAAP on the Company's financial statements is detailed below.

(1) Statement of operation

	For the year ended December 31		
	2001	2000	1999
A. Net income (loss) as reported according to US GAAP	(30,588)	40,390	2,759
Effect of the sale of the building to Elbit Systems Ltd.	-	-	(10,073)
Effect of marketable securities	(185)	185	-
Net income (loss) according to Israeli GAAP	(30,773)	40,575	(7,314)
B. Earnings (loss) per share			
Basic earnings (loss) per share			
US GAAP	(1.37)	1.82	0.13
Israeli GAAP	(1.36)	1.83	(0.34)
Diluted earning (loss) per share			
US GAAP	(1.37)	1.76	0.13
Israeli GAAP	(1.36)	1.83	(0.34)

(In thousands of U.S. dollars)

Note 27 - RECONCILIATOIN TO ISRAELI GAAP (Cont.)

(2) Balance sheet

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2001			
Available for sales securities	152,620	(151,393)	1,227
Total assets	209,340	(151,393)	57,947
Deferred taxes	54,502	(54,502)	-
Accumulated other comprehensive income	96,891	(96,891)	-
Capital reserve	55,382	10,073	65,455
Retained income	(21,411)	(10,258)	(31,696)
Total equity	142,051	(97,076)	44,975
As of December 31, 2000			
Available for sales securities	130,056	(130,004)	52
Total assets	274,776	(130,004)	144,772
Deferred taxes	46,802	(46,802)	-
Accumulated other comprehensive income	83,387	(83,387)	-
Capital reserve	54,918	10,073	64,991
Retained income	34,324	(9,888)	24,436
Total equity	183,818	(83,202)	100,616

# # # # # # #

EXHIBIT 4

Elbit LTD.

EXHIBIT

March 24, 2002

U.S. Securities and Exchange Commission
Washington D.C.

Dear Sirs,

We hereby state that Arthur Andersen has represented to us that the audit of the (consolidated) financial statements of Elbit Ltd. (and subsidiaries) as of December 31, 2001, and for the year then ended was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Tal Raz, CFO

EXHIBIT 5

ELBIT LTD.

MANAGEMENT REPORT REGARDING COMPANY'S BUSINESS as of December 31, 2001

This discussion should be reviewed together with the financial reports of the Company as of December 31, 2001 and its notes and the Company's 20-F filing for the year ending on December 31, 2000

The following management's report should be read in conjunction with our Consolidated Financial Statements and Notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but are not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

Business Overview

Elbit's strategy is based on incubating technology start-ups and providing them with comprehensive management and strategic marketing capabilities. In addition to its representation on the board of directors of such start-ups, Elbit views its "hands-on" involvement in the operation of such companies as a key element of its business. Elbit's management team provides practically daily instruction, advice and guidance to such companies. The areas of Elbit's involvement are operational, commercial, technical, financial, legal and personnel management. The start-ups therefore benefit from the experience of Elbit's management team in various areas in which they need support and leadership, including but not limited to budgetary control, market analysis, risk management, identifying joint venture opportunities, introduction to potential customers and investors, senior personnel recruitment, advisory board selection, business plan preparation, strategic planning and research and development guidance. In addition, the headquarters of Cellenium MCS Ltd., ICC and CellAct Ltd. ("CellAct") are located on Elbit's premises, in order to allow Elbit's daily involvement in their operations and the monitoring of their activities.

Elbit's operating strategy is to integrate such start-up companies into a collaborative network that will leverage its collective knowledge and resources. With the goal of holding the interests in such start-ups for the long-term, Elbit uses these collective resources to actively develop the business strategies, operations and management teams of such companies.

During the start up and incubation stages, Elbit's subsidiaries do not generate revenues. This is the case also with respect to Elbit's subsidiaries that are approaching the end of their respective technology development stages.

Elbit's group companies engage in developing their intellectual property, market potential, quality of personnel and prospective value for strategic investors.

Elbit's strategy is to:

- Create or identify early stage companies with the potential to become industry leaders in the field of value added services and technologies for the e-business and cellular industry arenas.
- Acquire significant interests in such companies and incorporate them into - Elbit's collaborative network.
- Provide strategic guidance and operational support to such companies.
- Promote collaboration among such companies.
- Create an enhanced integrated technology base while maximizing value to shareholders.

On October 31, 2001 the Company announced that it signed a definitive merger agreement with Elron, following the approval of the merger and the merger agreement by each company's audit committee and board of directors. Pursuant to the merger agreement, Elbit will be merged with Elron and Elron will issue to Elbit's shareholders (other than Elron), newly issued Elron shares, based on an exchange ratio of 0.45 Elron ordinary shares for each ordinary share of Elbit.. Elbit and Elron received final opinions from their respective financial advisors regarding the fairness of the exchange ratio from a financial point of view. The completion of the merger is subject to certain conditions, including (i) court approval in accordance with sections 350 and 351 of the Israeli Companies Law of 1999, (ii) the approval of security holders of both companies, and (iii) the receipt of regulatory approvals required by law.

On September 23, 2001, the Company announced the retirement of the company's President and CEO, Mr. Yigal Baruchi and the appointment of Mr. Tal Raz, the Chief Financial Officer of the company to serve as acting president and CEO of the company with effect from October 23, 2001.

Results of Operations

Comparison between 2001 results and 2000 results

Elbit's consolidated revenues in 2001 were approximately $1.0 million, compared to approximately $3.0 million in 2000. The decrease in revenues has resulted mainly from HyNEX whose business and assets were sold to Cisco Systems Inc.("Cisco") during September 2000. The revenues from Elbit Vflash were approximately $0.9 million and from ICC were approximately $0.1 million, compared to revenues resulted from HyNEX of approximately $3.0 million in the previous year.

Elbit's consolidated revenues in the fourth quarter of 2001 were approximately $0.4 million, compared to $0 in the equivalent period of the previous year. Of this sum the revenues from Elbit Vflash were approximately $0.3 million and from ICC were approximately $0.1 million.

Elbit's consolidated gross profit in 2001 amounted to approximately $0.5 million compared to a profit of approximately $0.4 million in the previous year.
Of this sum, the gross profit of Elbit Vflash was approximately $0.8 million and the gross loss of ICC was approximately $0.3 compared to gross profit of HyNEX of $0.4 million

in the previous year.

Elbit's consolidated gross profit in the fourth quarter of 2001 amounted to approximately $25,000, compared to $0 in the equivalent period of the previous year. Of this sum, a gross profit of $0.3 million resulted from Elbit Vflash operation and a gross loss of $0.3 million from ICC operation. In the equivalent period in the previous year there were no revenues and the gross profit was zero.

Elbit's net consolidated research and development expenses in 2001 amounted to approximately $6.7 million, compared to approximately $4.6 million in the previous year. The increase in research and development expenses has resulted mainly from the acquisition of Vflash Inc. as well as from the inclusion of ICC from the beginning of the third quarter of 2001 results of operations in the company's consolidated reports. In addition, Textology and Dealigence incurred more expenses in 2001 than were incurred in the previous year, which were invested mainly in completing its product development. Of this sum, the net research and development of Elbit Vflash were approximately $2.2 million and of ICC approximately $0.3. Textology's and Dealigence's net research and development expenses aggregated approximately $4.2 million, compared to approximately $1.7 million in the previous year. . This increase has resulted mainly from Dealigence's and Textology's focused efforts in their first year of operation on developing quality technology and marketable products The net research and development expenses in 2000 also included approximately $2.8 million of research and development expenses of HyNEX whose business and assets were sold to Cisco Systems .

Elbit's net consolidated research and development expenses at the end of the fourth quarter of 2001 amounted to approximately $2.1 million, compared to approximately $0.9 million in the equivalent period of the previous year. Of this sum the net research and development expenses were of Elbit Vflash of approximately $1.1 million and of ICC of $0.1 million. The research and development expenses of Textology and Dealigence aggregated to approximately $0.9 million compared to approximately $0.8 million in the equivalent period in the previous year. Management expects net consolidated research and development expenses of its current portfolio companies to remain at the same level over the short-term and to decrease over the long-term as its consolidated companies have completed initial product development and their emphasis is expected to shift to marketing and sales.

Elbit's consolidated marketing and sales expenses in 2001 amounted to approximately $6.4 million compared to approximately $3.2 million in the previous year. The increase in marketing and sales expenses resulted mainly from the acquisition of Vflash Inc. as well as the inclusion of ICC's results of operation on a consolidated basis. Of this sum, the marketing and sales expenses of Elbit Vflash were approximately $2.1 million and of ICC approximately $0.3 million, compared to marketing and sales expenses of HyNEX of $0.9 million in the previous year. Textology's and Dealigence's marketing and sales expenses aggregated approximately $1.7 million compared to approximately $0.3 million in the previous year. The increase resulted from efforts being made by Textology and Dealigence to expand their sales and marketing channels as well as seeking strategic partners , particularly as a result of teaming with international partners. The marketing and sales expenses also included approximately $2.2 million in marketing and sales of Elbit's corporate headquarters, compared to approximately $2.1 million in the previous year.

Elbit's consolidated marketing and sales expenses in the fourth quarter of 2001 amounted to approximately $2.6 million, compared to approximately $0.8 million in the equivalent period of the previous year. Of this sum, the marketing and sales expenses were of Elbit Vflash were approximately $1.5 million and of ICC approximately $0.1 million. Textology's and Dealigence's marketing and sales expenses aggregated to approximately $0.5 million compared to approximately $0.3 million in the equivalent period in the previous year. Elbit's marketing and sales expenses were approximately $0.6 million, the same as in the equivalent period in the previous year. Management expects marketing and sales expenses to increase as a result of shifting the volume of activity towards expansion of sales and marketing channels, particularly as a result of teaming with international partners.

Elbit's consolidated general and administrative expenses in 2001 amounted to approximately $8.5 million, compared to approximately $5.1 million in the previous year. The increase in general and administrative expenses has resulted mainly from the acquisition of Vflash Inc. as well as the inclusion of ICC's results of operations on a consolidated basis and expenses relating to the retirement of the Company's President and CEO. Of this sum, the general and administrative expenses of Elbit Vflash were approximately $1.3 million and of ICC approximately $0.2 million compared to general and administration expenses of HyNEX of $0.6 million in the previous year. The general and administrative expenses of Textology and Dealigence aggregated to approximately $0.7 million compared to approximately $0.1 million in the previous year. The general and administrative expenses also included approximately $6.2 million of general and administrative expenses of Elbit's corporate headquarters compared to $4.4 million in the previous year. The increase in Elbit's general and administrative expenses resulted mainly from a severance retirement grant to Elbit's President and CEO, Yigal Baruchi of $1.3 million.

Elbit's consolidated general and administrative expenses in the fourth quarter of 2001 amounted to approximately $4.0 million, compared to approximately $0.7 million in the equivalent period of the previous year. Of this sum, the general and administrative expenses of Elbit Vflash were approximately $0.8 million and of ICC approximately $0.1 million. The general and administrative expenses of Dealigence and Textology aggregated to approximately $0.2 million compared to approximately $0.1 million in the equivalent period in the previous year. The general and administrative expenses of Elbit in the fourth quarter in 2001 amounted to approximately $2.9 million, compared to approximately $0.6 million in the equivalent period in the previous year. The increase in Elbit's corporate headquarters' general and administrative expenses resulted mainly from a severance retirement grant to Elbit's President and CEO Yigal Baruchi.

Elbit's consolidated operating loss in 2001 amounted to approximately $21.1 million, compared to approximately $12.4 million in the previous year. The increase in operating loss has resulted mainly from the acquisition of Vflash Inc. as well as from the inclusion of ICC results of operations on a consolidated basis. The increase in operating losses also reflects the Company's strategic focus of moving its portfolio companies from the development stage to the stage that they are marketing mature products and enhancing their marketing and sales channels. Of this sum, the operating loss of Elbit Vflash amounted to approximately $4.8 million and the operating loss of ICC amounted to approximately $1.1 million, compared to the previous year in which the operating loss of HyNEX amounted to approximately $3.9 million. The operating loss of Textology was approximately $4.0 million, compared to approximately $1.4 million in the previous year. The operating loss of Dealigence was approximately $2.9 million compared to approximately $0.6 million in the previous year. The increase in the operating loss of Textology and Dealigence has resulted mainly from the expansion of these companies' research and development activities as well as their sales and marketing activities and the fact that they have not yet posted any revenues. The operating loss of Elbit's corporate headquarters also affected from the retirement grant to the former President and CEO of the Company in 2001 amounted to approximately $1.3 million. During 2001, Elbit's management focused on supporting its group companies, service their cash needs and minimize cash burn rates while keeping their core activities

Elbit's consolidated operating loss in the fourth quarter of 2001 amounted to approximately $8.7 million, compared to approximately $2.4 million in the equivalent period of the previous year. Of this sum, the operating loss of Elbit Vflash amounted to approximately $3.0 million and the operating loss of ICC amounted to approximately $0.6 million. The operating loss of Textology was approximately $1.0 million compared to approximately $0.6 million in the previous year. The operating loss of Dealigence was approximately $0.6 million, the same as in the equivalent period in the previous year. The operating loss of Elbit in the fourth quarter of 2001 amounted to approximately $3.5 million, compared to approximately $1.2 million in the previous year. Management believes that its operating loss will increase since its intention is to continue development of its businesses by focusing on sales and marketing activities as well as investing in the general and administrative resources required to incubate its portfolio companies. In the short term, the Company's revenues are not expected to increase at the same rate as its business development and marketing expenses.

Elbit's net consolidated finance income in 2001 amounted to approximately $2.3 million, compared to finance income of approximately $2.6 million in the previous year. The finance income resulted mainly from interest on Elbit's deposits in and outside of Israel

Elbit's net consolidated finance income in the fourth quarter of 2001 amounted to approximately $0.3 million, compared to approximately $1.1 million in the equivalent period of the previous year. The decrease in finance income resulted primarily from decreases in the cash balance of the Company. Income from interest on deposits is expected to decrease due to Elbit's intention to invest in its existing portfolio of companies and to make future investments and acquisitions.

Elbit's net consolidated other expenses in 2001 amounted to approximately $11.6 million, compared to income of approximately $90.9 million in the previous year. Such other expenses reflect primarily the reduction of the unregistered price of Cisco shares held by HyNEX, which amounted to approximately $3.7 million, the write-off of Elbit investments in CellData, and the impairment in the value of AdreAct, StarkeyNet and Dealigence. which amounted to approximately $6.3 million. By comparison, in the previous year, the company recorded a gain before tax of approximately $39.5 million from the sale of Peach Networks Ltd. to Microsoft Corporation and a gain before tax of approximately $89 million from the sale of HyNEX' business and assets to Cisco.

Elbit's net consolidated other expenses in the fourth quarter of 2001 amounted to approximately $10.7 million, compared to expenses of approximately $11.1 million in the equivalent period of the previous year. Elbit's net consolidated other expenses in the fourth quarter of 2001 resulted from the write-off of Elbit's investments as mentioned above and from the reduction in the price of the unregistered Cisco shares held by HyNEX.

The Company's 2001 consolidated net loss, amounted to approximately $30.6 million compared to a net profit of approximately $40.4 million in 2000.

The Company's consolidated net loss in the fourth quarter of 2001 amounted to approximately $18.6 million, compared to a profit of approximately $10.3 million in the equivalent period of the previous year.

The total loss per share in 2001 amounted to approximately $1.37, compared to a profit per share of approximately $1.82 in 2000.

The total loss per share in the fourth quarter of 2001 amounted to approximately $0.83, compared to a loss per share of approximately $0.46 in the equivalent period of the previous year.

Equity in Net Results of Subsidiaries and Affiliated Companies

Subsidiaries (Consolidated)

Elbit's subsidiaries Elbit Vflash, Textology, Dealigence and ICC had an aggregate operating loss of approximately $12.8 million in 2001 compared to an aggregate operating loss of HyNEX, Textology and Dealigence of approximately $5.9 million in 2000 (Elbit's investment in Elbit Vflash was made in 2001).(The results of operations of the Company's subsidiaries are analyzed in the 2001 comparison section).

Affiliated Companies (Equity Method)

Elbit's equity in net results of affiliated companies resulted from its holdings in certain investments that are accounted for under the equity method. Equity in net losses of affiliated companies amounted to approximately $6.8 million in 2001 compared to approximately $5.1 million in 2000. The increase in equity net loss of Elbit's affiliated companies was due primarily to the inclusion of CellAct's and AdreAct's results of operation in 2001 and the inclusion of StarkeyNET's results of operations, in which investments were made toward the end of 2000. The results of Cellenium, StarkeyNET, AdreAct, and CellAct are accounted for under the equity method.

The Contribution of Elbit's Material Businesses over Which Elbit Exercises Significant Influence

Cellenium (50%)

The revenues of Cellenium amounted to approximately $0.3 million in 2001 compared to $68,000 in 2000. The operating loss in 2001 amounted to approximately $5.9 million compared to approximately $3.7 million in 2000. The increase in operating loss was the result of an increase in expenses contributed mainly to research and development and expenses relating to sales and marketing efforts in order to enhance Cellenium's sales and marketing channels. The net loss in 2001 amounted to approximately $5.6 million compared to approximately $3.1 million in 2000. Cellenium's book value as of December 31, 2001 was $6.2 million. The contribution of Cellenium to Elbit's equity losses in 2001 amounted to approximately $4.5 million. As Cellenium matures, management expects Cellenium's revenues to increase, as a result of the development of its technology and the introduction of its products to the m-commerce market.

|starkey|NET (42%)

StarkeyNET has no revenues. The operating loss in 2001 amounted to approximately $2.0 million compared to approximately $0.9 million in 2000. The increase in operating loss relates to increased research and development expenses as well as accelerated sales and marketing efforts. The net loss in 2001 amounted to approximately $1.9 million compared to approximately $0.8 million in 2000. The company recorded a write down to its investment in StarkeyNet and brought it's balance of investment to zero.

CellAct (45%)

The revenues of CellAct in 2001 amounted to approximately $87,000. The gross loss in 2001 amounted to approximately $13,000. CellAct's operating loss in 2001 amounted to approximately $1.1 million. The operating loss relates to research and development expenses as well as sales and marketing efforts. The net loss in 2001 amounted to approximately $1.1 million. CellAct's book value as of December 31, 2001 was $1.0 million. The contribution of CellAct to Elbit's equity losses in 2001 amounted to approximately $0.7 million. As CellAct commenced sales in the local market during 2001, Elbit's management expects CellAct's revenues to increase due to increasing of its product sales to the local market and introduction of its product of the foreign markets.

AdreAct (38%)

AdreAct generated no revenues in 2001. Its operating and net loss in 2001 amounted to approximately $0.9 million. Its net loss in 2001 amounted to approximately $0.9 million. The company recorded a write down to its investment in AdreAct and brought it's balance of investment to zero.

The Contribution of Elbit's Material Affiliate Over Which Elbit Does Not Exercise Significant Influence

Partner (12.38%)

- Partner's total revenues for 2001 reached $735.8 million, up 54% from 2000. Partner's revenues for the fourth quarter of 2001 reached $199.5 million, up 40% from the fourth quarter of 2000

- Partner's total EBITDA for the year was $148.6 million, compared to negative EBITDA in 2000 of $13.3 million. EBITDA for the quarter reached $46.2 million compared to EBITDA of $1.7 million for the fourth quarter of 2000.

- Partner's net loss for 2001 of $68.7 million, compared to net loss of $174.0 million in 2000.

- Partner's operating profit for the entire year was $23.3 million, compared to an operating loss of $122.3 million in 2000. Operating profit for the quarter reached $12.3 compared to operating loss of $29.2 million for the fourth quarter of 2000.

- Partner's subscriber base at year's end was 1,458,000, compared to 834,000 at the end of 2000, an annual net addition of 624,000 subscribers, which constitutes an all time Israeli record.

- Partner market share increased to an estimated 25%, up from 19% at the end of 2000.

- Average monthly minutes of use per subscriber and Average Revenue Per Subscriber ("ARPU") for 2001 continue to be among the highest in the industry, with 318 minutes of use and ARPU of $48.5, compared to 392 minutes per month and ARPU of 313 for the year 2000. Average monthly minutes of use per subscriber and ARPU for the quarter were 301 and $44.27 respectively, compared to 361 minutes per month and ARPU of $60.0 for the fourth quarter of 2000.

- In 2001 the average cost of acquiring a new subscriber ("SAC") was $103.7, compared to $185.4 for 2000. In the fourth quarter Partner's SAC was $96.5, compared to $136.5 in the fourth quarter of 2000.

The Contribution of Elbit's Non-Material Affiliates Over Which Elbit Does Not Exercise Significant Influence

EVS (26% equity; 16% in voting rights)

In 2001 Elbit realized a considerable part of it's holding in EVS and cease consolidating EVS' results of operation.
The revenues of EVS amounted to approximately $9.4 million in 2001 compared to $8.9 million in 2000. The increase in revenues resulted from EVS' focusing in the US market. The operating loss in 2001 amounted to approximately $1.4 million compared to

approximately $5.4 million in 2000. The decrease in operating loss resulted from efficiency in the company operation. The net loss in 2001 amounted to approximately $1.3 million compared to approximately $8.3 million in 2000. EVS book value as of December 31, 2001 was approximately $1.0 million.

Cell Data

In September 2001, Cell Data exhausted its cash reserves and, thereafter, its controlling shareholders decided to cease their support of the company. In January 2002, a temporary liquidator was appointed by Israeli court, following which Cell Data's board resolved that Cell Data would cease operations forthwith. The Company then decided to write to $3.1 million which represents the company's investment in Cell Data as well as an allowance of approximately $0.5 million for Cell Data's closure.

The results of operation of Elbit's other non-material affiliates over which Elbit does not exercise significant influence (Foxboro NMR Ltd. and Eltan Communications Services Haifa (1997) Ltd.) did not have a material impact on Elbit's balance sheet.

Liquidity and Capital Resources

As of December 31, 2001, cash, securities and deposits in the consolidated balance sheet amounted to approximately $27.2 million, compared to approximately $105.0 million on December 31, 2000. The reduction in the cash balance is primarily due to a tax payment relating to the HyNEX asset sale transaction and the distribution of a dividend in the sum of $25 million. The balance of cash, securities and deposits for the second quarter 2001 includes approximately 182,000 Cisco shares that were held in an escrow account until September 2001 and are recorded at their market value on balance sheet date.

As of December 31, 2001, the balance of investments in affiliated companies and partnerships amounted to approximately $159.8 million, compared to approximately out $143.5 million on December 31, 2000. The balance of investments in affiliated companies and partnerships included mainly an investment of approximately $151.6 million in Partner and an investment of approximately $6.2 million in Cellenium.

The balance of the Company's consolidated short-term loans on December 31, 2001 was zero, compared to approximately $1.5 million on December 31, 2000. The difference resulted from repayment of the Company's obligations to debenture holders.

The balance of the Company's long-term liabilities in the consolidated balance sheets at December 31, 2001 was approximately $57.4 million, compared to approximately $49.3 million on December 31, 2000. Elbit's long-term liabilities comprise mainly a deferred tax allowance as required under U.S. GAAP to reflect the tax liability in a theoretical case of a sale of Elbit's Partner shares.

In 2001, the Company's consolidated cash reserves decreased by approximately $66.9 million. The reduction in the Company's cash reserves results primarily from the distribution of a dividend payment, tax resulting from the sale of HyNEX' assets to Cisco, investments in Vflash, CellData, CellAct and AdreAct, less the receipts from the sale of a building in Haifa to Elbit Systems Ltd. ("ESL"), and the sale of FLIR shares.

The net consolidated cash flow used in operation during 2001 was approximately $35.8 million and includes primarily the payment of tax resulting from the sale of HyNEX' assets to Cisco and payment for operating activities of the Company and its affiliates.

The net Consolidated cash used to investing activities in 2001 was approximately $2.2 million which comprises primarily investments in Vflash, CellData, CellAct and AdreAct, less the receipts from the sale of a building in Haifa to ESL the sale of FLIR shares and the release of an amount held in escrow account resulting from the sale of Peach Networks to Microsoft in March 2000.

The cash flow required for financing activities in 2001 amounted to approximately $28.9 million, arising primarily from a dividend payment made during the second quarter of 2000 and debenture payments made during the year 2001.

A Qualitative and Quantitative Report of the Exposure to Market Risks and Their Management

Owing to the nature of its activities, the Company is exposed to market risks, the main ones being changes in the rate of exchange and changes in the market value of affiliated companies. The company's policy is to reduce significant financial losses in U.S. dollar terms that may result from the influence of inflation and exchange rate fluctuations on its assets and obligations that are not in U.S. dollars.. The Company's Board of Directors decides upon the targets that it wishes to reach in order to reduce balance sheet risks. The Company's derivative transactions are performed from time to time solely via banking corporations and stock exchanges that are obliged to observe the requirement for appropriateness of capital levels or the safeguarding of security levels according to scenario planning.

The Company holds about 22.1 million shares in Partner carrying a market value at balance sheet date of about $99.4 million, and about 182,000 shares of Cisco at a market value at balance sheet date of about $3.3 million. Cisco shares were recorded based on their market value of about $7.0 million at December 31, 2000. Since then, in accordance with US GAAP, the fluctuations in their share price are recorded through a capital reserve. In addition, the Company holds approximately 2.6 million shares in EVS, with a market value of about $1.0 million at balance sheet date.

The Company is exposed to fluctuations in the value of the traded companies referenced above and examines the possibility of protecting their value from time to time. At balance sheet date, there was no protection against fluctuation in the value of the traded companies.

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EXHIBIT 6

Elbit LTD.

EXHIBIT

March 24, 2002

U.S. Securities and Exchange Commission
Washington D.C.

Dear Sirs,

We hereby state that Arthur Andersen has represented to us that the audit of the (consolidated) financial statements of Elbit Ltd. (and subsidiaries) as of December 31, 2001, and for the year then ended was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Tal Raz, CFO